First Bancorp

300 SW Broad Street

Southern Pines, NC 28387

September 29, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn: Dietrich A. King, Assistant Director

Re:	Responses to Comments on First Bancorp’s Registration Statement on Form S-4

Filed August 29, 2016

File No. 333-213370

Dear Mr. King:

This letter, along with Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced Form S-4 Registration Statement (“Form S-4”) filed today with the Securities and Exchange Commission, provides First Bancorp’s responses in reply to the Staff’s comment letter dated September 22, 2016 (the “Comment Letter”).

For your convenience, each of your comments in your Comment Letter is set forth below in italicized print immediately prior to First Bancorp’s response.

Form S-4 Registration Statement

The Merger Agreement, page 44

Comment #1:

In the penultimate paragraph on page 45 you state that the representations and warranties in the merger agreement are “solely for the benefit of First Bancorp and CLBH.” Please revise your disclosure to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws. For guidance, please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Securities Exchange Act Release No. 51283 (March 1, 2005).

Response:

In response to the Staff’s comment, First Bancorp has made the revisions requested. The language questioned by the Staff has been removed from the Form S-4. Please refer to the penultimate paragraph on page 45 of Amendment No. 1.

Material U.S. Federal Income Tax Consequences and Opinion of Tax Counsel, page 65

Comment #2:

Please revise the fourth paragraph on page 66 to delete the language stating that the merger “is intended” to constitute a reorganization within the meaning of Section 368(a) of the Code, and instead provide a firm conclusion regarding the material federal tax consequences to investors. Also please delete the related assumption from the next two paragraphs.

Response:

In response to the Staff’s comment, First Bancorp has revised its disclosure on page 66 of Amendment No. 1 to remove the phrase as requested above and to remove the related assumptions in the two paragraphs that follow.

Exhibit 8.1

Comment #3:

To the extent counsel intends to provide a long form opinion, please have counsel revise its opinion to address the material tax consequences of the merger transaction. Otherwise, if the opinion is intended to be provided in short form, then please have counsel revise the penultimate paragraph on page 2 of its opinion to state that the disclosure of the material tax consequences of the merger transaction in the prospectus is counsel’s opinion. Please make conforming revisions to the prospectus disclosure as necessary. For guidance, please refer to Section III.B.2 of Staff Legal Bulletin No. 19, which is available on our website.

Response:

First Bancorp respectfully advises the Staff that Exhibit 8.1 has been revised to provide that the discussion in Amendment No. 1 under the heading “Material U.S. Federal Income Tax Consequences of the Merger and Opinion of Tax Counsel” is counsel’s opinion on the material tax consequences of the merger transaction.

First Bancorp’s management is available to discuss any of its responses with you at your convenience. Should you have any questions or want to discuss these matters further, please feel free to contact the undersigned by phone at 919.834.3003 or by email at rmoore@localfirstbank.com.

In preparing our response to the Staff’s comments, First Bancorp hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

First Bancorp

/s/ Richard H. Moore

Richard H. Moore

Chief Executive Officer

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